UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D/A
(Rule 13d-101)
Amendment No. 7

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

The Allied Defense Group, Inc.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

019118108
(CUSIP Number of Class of Securities)

Wynnefield Partners Small Cap Value, L.P. 450 Seventh Avenue, Suite 509 New York, New York 10123 Attention: Mr. Nelson Obus
Copy to: Jeffrey S. Tullman, Esq. Kane Kessler, P.C. 1350 Avenue of the Americas, 26th Floor New York, New York 10019 (212) 541-6222
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 3, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

(continued on following pages)

CUSIP No. 019118108	13D/A	Page 2 of Pages 12

1. NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P. S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON: 13-3688497
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS WC (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES	7. SOLE VOTING POWER -30- shares (See Item 5)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER -0- shares (See Item 5)
EACH REPORTING PERSON	9. SOLE DISPOSITIVE POWER -30- shares (See Item 5)
WITH	10. SHARED DISPOSITIVE POWER -0- shares (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -30- shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14. TYPE OF REPORTING PERSON PN

CUSIP No. 019118108	13D/A	Page 3 of Pages 12

1. NAME OF REPORTING PERSON: Wynnefield Small Cap Value Offshore Fund, Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS WC (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES	7. SOLE VOTING POWER -0- shares (See Item 5)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER -0- shares (See Item 5)
EACH REPORTING	9. SOLE DISPOSITIVE POWER -0- shares (See Item 5)
PERSON WITH	10. SHARED DISPOSITIVE POWER -0- shares (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14. TYPE OF REPORTING PERSON CO

CUSIP No. 019118108	13D/A	Page 4 of Pages 12

1. NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P. I S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13-3953291
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS WC (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES	7. SOLE VOTING POWER -1,535- shares (See Item 5)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER -0- shares (See Item 5)
EACH REPORTING	9. SOLE DISPOSITIVE POWER -1,535- shares (See Item 5)
PERSON WITH	10. SHARED DISPOSITIVE POWER -0- shares (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -1,535- shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14. TYPE OF REPORTING PERSON PN

CUSIP No. 019118108	13D/A	Page 5 of Pages 12

1. NAME OF REPORTING PERSON: Nelson Obus S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON:
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS AF (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES	7. SOLE VOTING POWER -0- shares (See Item 5)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER -1,565- shares (See Item 5)
EACH REPORTING PERSON	9. SOLE DISPOSITIVE POWER -0- shares (See Item 5)
WITH	10. SHARED DISPOSITIVE POWER -1,565- shares (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -1,565- shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14. TYPE OF REPORTING PERSON IN

CUSIP No. 019118108	13D/A	Page 6 of Pages 12

1. NAME OF REPORTING PERSON: Joshua H. Landes S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS AF (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES	7. SOLE VOTING POWER -0- shares (See Item 5)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER -1,565- shares (See Item 5)
EACH REPORTING	9. SOLE DISPOSITIVE POWER -0- shares (See Item 5)
PERSON WITH	10. SHARED DISPOSITIVE POWER -1,565- shares (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -1,565- shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14. TYPE OF REPORTING PERSON IN

CUSIP No. 019118108	13D/A	Page 7 of Pages 12

1. NAME OF REPORTING PERSON: Wynnefield Capital Management LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4018186
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS AF (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES	7. SOLE VOTING POWER -1,565- shares (See Item 5)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER -0- shares (See Item 5)
EACH REPORTING	9. SOLE DISPOSITIVE POWER -1,565- shares (See Item 5)
PERSON WITH	10. SHARED DISPOSITIVE POWER -0- shares (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -1,565- shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14. TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 019118108	13D/A	Page 8 of Pages 12

1. NAME OF REPORTING PERSON: Wynnefield Capital, Inc. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: N/A
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS AF (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES	7. SOLE VOTING POWER -0- shares (See Item 5)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER -0- shares (See Item 5)
EACH REPORTING	9. SOLE DISPOSITIVE POWER -0- shares (See Item 5)
PERSON WITH	10. SHARED DISPOSITIVE POWER -0- shares (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14. TYPE OF REPORTING PERSON CO

CUSIP No. 019118108	13D/A	Page 9 of Pages 12

Item 1. Security and Issuer.

This Amendment No. 7 (the "Amendment") amends the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission (the "Commission") on November 23, 2005, and as further amended on January 17, 2006, July 24, 2006, December 13, 2006, December 20, 2006, June 29, 2007 and August 26, 2010 (the "Schedule 13D") by Wynnefield Partners Small Cap Value, L.P. (the "Wynnefield Partners"), Wynnefield Partners Small Cap Value, L.P. I (the "Wynnefield Partners I"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Wynnefield Offshore"), Wynnefield Capital Management, LLC ("WCM"), Wynnefield Capital, Inc. ("WCI"), Nelson Obus (“Mr. Obus”) and Joshua Landes (“Mr. Landes” and, collectively with Wynnefield Partners, Wynnefield Partners I, Wynnefield Offshore, WCM, and Mr. Obus, the "Wynnefield Reporting Persons") with respect to shares of common stock, $0.10 par value (the “Common Stock”), of The Allied Defense Group, Inc., a Delaware corporation with its principal executive offices located at 8000 Towers Crescent Drive, Vienna, VA 22182 (the "Issuer"). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

CUSIP No. 019118108	13D/A	Page 10 of Pages 12

Item 5.   Interest in Securities of the Issuer.

(a), (b) and (c) As of September  16, 2010, the Wynnefield Reporting Persons beneficially owned in the aggregate 1,565 shares of Common Stock, constituting approximately 0% of the outstanding shares of shares of Common Stock (the percentage of shares owned being based upon 8,173,650, shares of Common Stock outstanding as of August 16, 2010, as set forth in the Issuer’s most recent report on Form 10-Q for the quarter ended June 30, 2010, filed with the Commission on August 13, 2010).  The following table sets forth certain information with respect to Common Stock directly beneficially owned by the Wynnefield Reporting Persons listed below:

Name	Number of Common Stock	Percentage of Outstanding Common Stock
Wynnefield Partners	30	0%
Wynnefield Partners I	1,535	0%
Wynnefield Offshore	0	0%

WCM is the sole general partner of the Wynnefield Partners and Wynnefield Partners I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own. WCM, as the sole general partner of Wynnefield Partners and Wynnefield Partners, has the sole power to direct the voting and disposition of the Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own.  Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that WCM may be deemed to beneficially own.

Each of Messrs. Obus and Landes, as co-managing members of WCM, has the power to direct the voting and disposition of the Common Stock that WCM may be deemed to beneficially own.  WCI is the sole investment manager of Wynnefield Offshore and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that Wynnefield Offshore beneficially owns.

WCI as the sole investment manager of Wynnefield Offshore, has the sole power to direct the voting and disposition of the Common Stock that Wynnefield Offshore beneficially owns. Each of Messrs. Obus and Landes are executive officers of WCI and, accordingly, each may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as an executive officer of WCI, has the power to direct the voting and disposition of the Common Stock that WCI may be deemed to beneficially own.

Beneficial ownership of the Common Stock shown on the cover pages of and set forth elsewhere in this Schedule 13D for each member of the Wynnefield Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) of 1,565 shares of Common Stock, constituting approximately 0% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 8,173,650, shares of Common Stock outstanding as of August 16, 2010, as set forth in the Issuer’s most recent report on Form 10-Q for the quarter ended June 30, 2010, filed with the Commission on August 13, 2010)

CUSIP No. 019118108	13D/A	Page 11 of Pages 12

 The filing of this Schedule 13D and any future amendment by the Wynnefield Reporting Persons, and the inclusion of information herein and therein with respect to WCM, WCI and Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Each of WCM, WCI and Messrs. Obus and Landes disclaims any beneficial ownership of the shares covered by this Schedule 13D.

           The Wynnefield Reporting Persons have sold shares of Common Stock during the last 60 days, as follows (prices do not reflect brokerage commissions):

Name	Date	Number of Shares	Price Per Share
Wynnefield Partners	September 3, 2010	13,080	$2.81
	September 10, 2010	10,860	$2.61
	September 14, 2010	11,400	$2.52
	September 15, 2010	45,993	$2.33
	September 16, 2010	60,137	$2.22

Wynnefield Partners I	September 3, 2010	17,876	$2.81
	September 10, 2010	14,842	$2.61
	September 14, 2010	15,580	$2.52
	September 15, 2010	62,858	$2.33
	September 16, 2010	110,944	$2.22

Wynnefield Offshore	September 3, 2010	12,644	$2.81
	September 10, 2010	10,498	$2.61
	September 14, 2010	11,020	$2.52
	September 15, 2010	44,460	$2.33
	September 16, 2010	145,013	$2.22

(d).  Not Applicable

(e).  As of September  15, 2010, the Wynnefield Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

CUSIP No. 019118108	13D/A	Page 12 of Pages 12

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule is true, complete and correct.

Dated: September 20, 2010

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By:	Wynnefield Capital Management, LLC,
its General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By:	Wynnefield Capital Management, LLC,
its General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By:	Wynnefield Capital, Inc.,
its Investment Manager

By:	/s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By:	/s/ Nelson Obus
Nelson Obus, President

/s/ Nelson Obus
Nelson Obus, Individually

/s/ Joshua H. Landes
Joshua H. Landes, Individually